

December 2, 2011

Via E-mail
Ronald Prague
Senior Vice President and General Counsel
Synchronoss Technologies, Inc.
750 Route 202 South, Suite 600
Bridgewater, New Jersey 08807

> **Re:** **Synchronoss Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 4, 2011**
> **Form 8-K/A filed October 1, 2010**
> **Form 8-K filed November 1, 2011**
> **File No. 000-52049**

Dear Mr. Prague:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Part II

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Concentration of Credit Risk, page 53

1.	We note that your top 5 customers accounted for 77% of accounts receivable as of December 31, 2010. We further note that of the top 5 customers, only AT&T is separately disclosed as a significant customer based on its 62% share of your total revenues. In light of its individual significance to your business, please tell us how you considered disclosing the amount of accounts receivable from AT&T. Please refer to ASC 825-10-50-20.

Segment Information, page 58

2.   We note from disclosure on page 69 that you have significant income from operations before income taxes from sources outside of the United States. Please tell us how you considered disclosing revenues and long-lived assets by country pursuant to ASC 280-10-50-41.

Note 9. Stock Plan, page 65

3.   We note that for purposes of determining the fair value of stock option awards, you calculate estimated volatility based on historical information of similar public entities and you intend to use this approach until your historical volatility is relevant to measure expected volatility for future option grants. Considering that your stock has been trading since June 2006, please explain why you do not consider your historical volatility to be relevant. In this regard, please tell us how you considered ASC 718-10-55-25 which indicates that an entity might base expectations about future volatility on volatilities of similar entities when it has little, if any, historical information on the volatility of its own shares.

Part III (Incorporated by reference from definitive proxy statement)

Compensation of Executive Officers

Compensation Discussion and Analysis

Elements of Compensation, page 17

4.   You state that, in setting 2010 compensation, your compensation committee analyzed "various publicly available data and information" on the base salary and total compensation paid to executive officers at "various companies," including your company's peer group companies. Please describe for us the "various publicly available data and information" considered, and how the analysis of this data and information affected each element of executive compensation. In addition, please identify the "various companies" considered, and tell us the criteria used for determining which companies would be considered by your compensation committee. See Item 402(b)(1)(v) of Regulation S-K.

Annual Cash Incentive Bonus

Target incentive Bonus Amounts, page 18

5.   We note that you considered the target cash incentive bonus amounts of the executive officers at your peer group companies in deciding to increase the 2010 target incentive bonus for Mr. Waldis from 65% of his base salary to 75%. In making the determination to increase Mr. Waldis' target incentive bonus, please tell us whether you considered the performance of your peer group companies as it compares to your own. To the extent that you did consider the performance of your peer group companies, please describe for us how that consideration affected your decision to increase Mr. Waldis' target bonus.

2010 Corporate Goals, page 18

6.   We note that you used "other non-GAAP financial measures" in addition to non-GAAP operating income and revenue as 2010 performance targets. Please describe for us the "other non-GAAP financial measures" used and the role these non-GAAP financial measures played in determining the 2010 annual incentive bonus awards to your executive officers.

Part IV

Item 15. Exhibits and Financial Statement Schedules, page 79

7.   Please provide your analysis as to why you have not filed a list of your subsidiaries pursuant to Item 601(b)(21) of Regulation S-K.

Form 8-K/A filed October 1, 2010

Exhibit 99.1

Report of Independent Auditors, page 3

8.   We note that the auditor's opinion related to "fusionOne Eesti ou" is based solely on the report of other auditors. We further note that the reports of the other auditors on pages 4 and 5 relate to "Osaühing FusionOne Eesti." Please confirm that each of these audits were of the same subsidiary. Please tell us which name is correct and revise to disclose the correct name of the subsidiary consistently in each of the audit reports.

Independent Auditor's Report, page 5

9.   We note that the independent auditor performed the audit in accordance with "international Standards on Auditing." Please note that Rule 2-02(b) of Regulation S-X, as clarified by Instruction 2 to Item 8.A.2 of Form 20-F, requires that financial

statements, other than those required to be audited in accordance with the standards of the PCAOB (United States), must be audited in accordance with U.S. generally accepted auditing standards. Since these financial statements do not meet this requirement, they are currently deficient. Please amend the filing to include financial statements that comply with the above requirement. Additionally, please be advised of the following:

- Under the current circumstances you are not eligible to file Form S-3;
- Until you file compliant pre-acquisition audited financial statements of the acquired business for the time span required under S-X Rule 3-05, we will not declare effective any registration statements or post-effective amendments to registration statements;
- You should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation until the required audited financial statements are filed. This restriction does not apply to (a) offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights; (b) dividend or interest reinvestment plans; (c) employee benefit plans; (d) transactions involving secondary offerings; or (e) sales of securities pursuant to Rule 144; and
- Once you file consolidated audited financial statements that include the post-acquisition results of operations of the acquired business for an appropriate period, we will, at your request, consider accepting audited financial statements for a period of time less than that required by S-X Rule 3-05. This request should be directed to CF-OCA in writing.

Form 8-K filed November 1, 2011

Exhibit 99.1

10.   We note your statement that "Non-GAAP gross profit for the third quarter of 2011 was $33.1 million, representing a non-GAAP gross margin of 56%." However, we are unable to locate reconciliations of these measures to comparable GAAP measures. Please tell us how you considered the guidance of Instruction 2 to Item 2.02 of Form 8-K and Item 10(e)(1)(i)(B) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or Mark P. Shuman, Branch Chief - Legal, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief